SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated June 16, 2005

                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:   Press releases

[GRAPHIC OMITTED]

                                                           FOR IMMEDIATE RELEASE

           TURKCELL ILETISIM HIZMETLERI A.S. REPORTS Q1 2005 RESULTS


"Consistent performance in an increasingly price-based competitive environment"

Istanbul, Turkey, May 25, 2005 - Turkcell (NYSE:TKC, ISE:TCELL),
(www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results for the quarter ended March 31, 2005. All financial results in this press release are unaudited and reported in accordance with accounting principles generally accepted in the United States (US GAAP).

Figures in parentheses following the operational and financial results for the first quarter of 2005 refer to the same item in the fourth quarter of 2004. All TRY figures in the press release have been converted into US$ using the Turkish Central Bank's TRY/US$ exchange rate of TRY1.3706 dated March 31, 2005, for convenience purposes.

Highlights of the Quarter

o Turkcell added 0.9 million (1.1 million) net new subscribers during the first quarter of 2005 and increased its subscriber base by 3.8% to 24.3 million (23.4 million) as of March 31, 2005

o Revenues increased slightly to US$898 million in the first quarter of 2005 (US$880 million)

o Turkcell recorded lower usage of 59.6 minutes (63.8 minutes) as a result of seasonality

o EBITDA* remained stable at US$394 million in the first quarter of 2005 (US$384 million)

o Turkcell's net income decreased to US$128 million (US$139 million) in the first quarter of 2005

o Turkcell shareholders approved a dividend distribution in the form of both cash and bonus shares at the Annual General Assembly of Shareholders held on April 29, 2005

o Turkcell announced a capital increase from approximately TRY1.5 billion to approximately TRY1.9 billion in the form of bonus shares

Summary of Financial and Operational Data

                                                     Q1 2004   Q4 2004   Q1 2005

Number of total subscribers (million)                  19.7      23.4     24.3
Number of post-paid subscribers (million)               4.9       5.1      5.2
Number of pre-paid subscribers (million)               14.8      18.3     19.1

Average revenue per user, blended (US$)                12.7      12.4     12.0
Average revenue per user, postpaid (US$)               28.8      29.0     28.5
Average revenue per user, prepaid (US$)                 7.4       7.6      7.4

Churn (%)                                               3.2       2.0      2.5
Minutes of usage, blended, per month                   56.4      63.8     59.6

Revenue (US$ million)                                   746       880      898

EBITDA* (US$ million)                                   337       384      394

Translation Loss (US$ million)                          (20)      (33)      (4)
Net Income (US$ million)                                126       139      128

All figures are quarterly other than subscriber numbers.

* EBITDA is a non-GAAP financial measure. See page 11 for the reconciliation of EBITDA to net cash used for operating activities.

Comments from the CEO, Muzaffer Akpinar
--------------------------------------------------------------------------------

During the first quarter of 2005, our results were in line with our expectations. We continued our subscriber growth and maintained our leading position in the market in terms of new subscriber additions. We recorded an EBITDA margin of 44% in the first quarter of 2005.

Our operating environment remained stable in the first quarter of 2005 with positive macroeconomic indicators such as inflation, capacity utilization ratio in the manufacturing industry and number of tourists visiting Turkey. Notwithstanding these improvements, there were also macroeconomic and political developments in Turkey and globally that highlighted some of the vulnerabilities of the Turkish economy. As we move forward, the execution of the recently signed IMF standby agreement, the government's continued commitment to its economic targets, and the progress of the EU accession talks will continue to have a significant impact on the macroeconomic environment in Turkey.

In the first quarter of 2005, the structural outlook for the Turkish telecommunications market remained mainly unchanged. The privatization process of Turk Telekom continued, although the deadline for bidders to enter the process was extended from May 2005 to June 2005, and the government's intention to sell one of the GSM operators in Turkey remained.

During the first quarter of 2005, our competitors in the GSM market continued to compete on price as offers evolved from mainly on-net community discounts to a flat rate tariff which includes off-net discounts to GSM and to fixed line calls. We continued our focus on our 'Better Value for Money' approach as we introduced campaigns and services to better serve the needs and expectations of our customers. We also focused on maintaining our technological leadership position by adding more value added services and enhanced data usage capabilities with the roll-out of EDGE. Furthermore, we introduced several campaigns to increase usage and penetration of our existing value added services portfolio.

We celebrated the anniversary of the commencement of our operations with the introduction of a campaign offering 50% volume based discount to all of our customers during March. This offer resulted in higher usage levels during a period when we generally experience seasonally lower usage levels. Furthermore, our campaigns to enhance usage as well as the loyalty of both our postpaid and prepaid subscribers were relaunched and extended into the second quarter of 2005.

We would like to reiterate that, as a leading player in the telecommunications sector in Turkey, we are continuously monitoring the transformation of the sector and specific actions of our competitors. We will continue to remain proactive in responding to the needs and expectations of our customers and market requirements, as well as our business objectives.

On the international front, our indirectly owned subsidiary, Astelit, began its operations in the Ukrainian GSM market under its new brand "life :)" in the first quarter of 2005. Astelit's operations are progressing in line with our expectations, and we are continuing to seek to create a fundamentally sound business model in Ukraine.

In Iran, the Guardian Council approved all of the amendments to the license agreement between Irancell and the government that were proposed by the Iranian Parliament. As a result, it is likely that we will be limited to a 49% stake in Irancell's ownership structure. In addition, the proposal approved by the Guardian Council includes several other amendments to the terms of the license agreement. As a consequence of these developments, we plan to evaluate the potential elements of the new structure and extend discussions with local authorities as well as current and potential partners to ensure appropriate ownership structure and management controls in the local company as well as the amendments to the license agreement conditions.

Overview
--------

The stable macro-economic environment in Turkey during the first quarter of 2005 supported our operating performance. In addition, we may conclude that the growth of total subscribers in the Turkish GSM market overall was higher than expected mainly due to increased sales and marketing efforts in the market. We increased our subscriber base in the first quarter of 2005 by 3.8% to 24.3 million, and we maintained our leading position in the market in terms of new subscriber additions. We recorded a slight increase in revenue to US$898 million (US$880 million) in the first quarter of 2005 mainly as a result of the growth in the subscriber base and the appreciation of TRY against US$ on average basis. However, usage levels decreased 7% to 59.6 minutes (63.8 minutes) during the quarter in line with the expected impact of seasonality.

In addition to the price focus of our competitors in our market, as we have stated before, lower termination charges applied in the wholesale market, based on pricing terms of the current interconnection agreements, have also been a factor leading to pricing pressures since September 2003. We believe the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004, if applied, will lead to further reductions in termination rates, as pricing terms of the interconnection agreements among operators have not been established through negotiations.

Turkcell made an upward price adjustment of 4.6% on average to its prepaid scratch cards effective as of May 7, 2005, despite the increased competition and price pressure in the market. Other GSM operators also made upward price adjustments during the same period, while continuing their aggressive tariff campaigns, such as pricing options with low on-net community minute pricing or aggressive flat rate offers. We, on the other hand, relaunched our mass loyalty programs both for postpaid and prepaid subscribers and implemented volume discount campaigns for both during and after the acquisition of a subscriber. We believe these loyalty and acquisition campaigns limited the impact of the upward price adjustments during the quarter.

We believe the recent price pressures in our market confirm again the extent of the irrational play in our market, and we believe further expansion of such behavior and lower termination charges may not be financially as viable for our sector.

Under these circumstances, we will continue to monitor the market and developing conditions such as in competitive, regulatory and macroeconomic areas while implementing solutions for our customers.

The following is a list of some of our recent offerings in 2005 through which we have continued to emphasize our "Better Value for Money" approach while customizing our offers for the specific needs of customer segments:

50% volume discount: We celebrated the anniversary of the commencement of our operations with the introduction of a volume discount campaign with a 50% discount after the 1st on-net minute offered to all of our customers during March 2005. This offer resulted in higher usage levels during a period in which we generally experience seasonally lower usage levels.

Free trial for value added services: We introduced a free trial campaign to increase usage and penetration of our existing value added services portfolio.

Instant Messaging Service: We launched an instant messaging service which enables subscribers to send instant messages to each other in the same manner as MSN Messenger.

EDGE: Our recent introduction of EDGE (Enhanced Data rate for GSM Evolution) technology provides our subscribers with faster Internet access through their GSM handsets as well as laptops.

Turkcell Connect: Following the introduction of EDGE, we introduced Turkcell Connect Mobile Modem Card pack which enables fast and easy access to the Internet via laptop computers.

Youth Club "Gnctrkcll": We introduced a new club for young customers, a community loyalty program, based on their life-style.

Blackberry: We launched the Blackberry service for corporate customers, which will be offered to the remainder of our subscriber base in the fourth quarter of 2005.

Ringback tone: We launched a service that allows our customers to play personalized ringback tones to all or specific callers.

The government has not made any announcement regarding the timetable for the sale of one of the Turkish GSM operators, Telsim. We are currently in the process of evaluating bidding through one of our subsidiaries as a part of a consortium in which we have a minority stake, for a 55% stake of Turk Telekom which is on sale.

Since these developments and timing of the changes will affect our operational environment, we closely monitor these developments and the surrounding issues.

Dividend Distribution
--------------------------------------------------------------------------------

As announced on April 29, 2005, our General Assembly of Shareholders has approved the dividend distribution in accordance with our dividend policy.

Our shareholders have approved a 100% dividend distribution of our 2004 distributable net income, to our shareholders. The dividend is in the form of a 50% cash and 50% share distribution. Based on the CMB (Capital Markets Board of Turkey) accounts, the net distributable income after legal reserves amounted to TRY500 million (US$365 million). Accordingly, the total net cash dividend of TRY250 million (US$182 million) will be distributed to our shareholders, representing a cash dividend of TRY0.169619 (US$0.1238) per ordinary share having a nominal value of TRY1 and approximately TRY0.424 (US$0.309) per ADR. Also a total stock dividend of TRY380 million (US$277 million) including TRY146 million (US$107 million) of capital inflation adjustment difference in the legal records will be distributed to shareholders, representing a 25.785829% stock dividend per ordinary share and ADR. Our shareholders will not be subject to a withholding tax deduction from the gross dividend according to the current tax regulations.

Payment of the cash dividend commenced on May 17, 2005, and the payment of the share dividend will commence on May 31, 2005.

Capital Increase
--------------------------------------------------------------------------------

On April 29, 2005, the Annual General Assembly approved the increase in the registered capital ceiling of Turkcell to TRY2,200,000,000 (US$1,605 million) from TRY1,500,000,000 (US$1,094 million). Thereafter, the Board of Directors resolved that the issued capital would be increased to TRY1,854,887,341 (US$1,353 million) from TRY1,474,639,361 (US$1,076 million). Accordingly, the total amount to be increased is TRY380,247,980 (US$277 million). Of this, TRY234,091,601 (US$171 million) is from the distributable income of Turkcell from 2004 earnings while TRY146,156,379 (US$107 million) is from the capital inflation adjustment. The total amount will be added to the capital and the bonus shares to be issued accordingly will be distributed to Turkcell's shareholders.

International Investments
--------------------------------------------------------------------------------

Fintur
------

Fintur International continued its strong growth in the first quarter of 2005. The GSM businesses in Azerbaijan, Kazakhstan, Georgia and Moldova added approximately 337,000 net new subscribers, raising the total number of subscribers to approximately 4.2 million (3.9 million) as of March 31, 2005. Furthermore, in the first quarter of 2005 revenues remained stable at US$167 million (US$164 million). We own 41.45% of Fintur and account for this investment using the equity method, which totaled US$13.1 million in income in the first quarter of 2005.

Ukraine
-------

Our indirectly owned subsidiary Astelit began its operations in the Ukrainian market on February 1, 2005, with its new brand "life :)". Currently, life :) is operating in 25 major cities and planning to increase its coverage to 91 cities and the majority of the country's tourist areas and principal intercity highways with 70% of population coverage. Life :) is offering new products and services to differentiate itself from other operators in the market, including incoming call bonus, ringback tone, pre-paid / postpaid convergence, balance transfer and advanced video MMS. Also life :) was the first operator in the market to launch EDGE thereby positioning itself as a leader in the introduction of cutting edge technologies.

During the first quarter of 2005, in line with the plans, capital expenditure of US$55 million was recorded for the Ukrainian operations.

In May 2005, Astelit gave a mandate to ING Bank N.V. and Standard Bank London Ltd. to arrange financing of US$280 million with a tenor of 6 years to refinance Astelit's existing vendor loans and to meet additional capital expenditure and working capital requirements. The financing will be in the form of a syndicated loan and it is expected to be finalized in the third quarter of 2005.

Furthermore, in order to provide additional funds to finance working capital requirements, Astelit increased its paid in capital from US$50 million to US$100 million in May 2005 and we participated in the capital increase of the company in an amount of US$27.5 million, an amount exceeding our stake. Subsequent to this capital increase, our stake at Astelit increased from 51% to 52.35%.

Iran
----

In Iran, the Guardian Council approved all of the amendments to the license agreement between Irancell and the government that were proposed by the Iranian Parliament. As a result, it is likely that we will be limited to a 49% stake in Irancell's ownership structure. In addition, the proposal approved by the Guardian Council includes several other amendments to the terms of the license agreement. As a consequence of these developments, we plan to evaluate the potential elements of the new structure and extend discussions with local authorities as well as current and potential partners to ensure appropriate ownership structure and management controls in the local company as well as the amendments to the license agreement conditions.

Operational and Financial Review
--------------------------------------------------------------------------------

The following discussion focuses principally on the developments and trends in our business in the first quarter of 2005.

Exchange Rate Information
--------------------------------------------------------------------------------

One US$ equaled TRY 1.3706 as of March 31, 2005, which implies a quarterly 2% depreciation of TRY against US$ as of the end of the first quarter of 2005 whereas there was an 8% appreciation of TRY against US$ on monthly average basis during the first quarter of 2005. The producer price index and consumer price index increased by 0.96% and 0.83%, respectively in the first quarter of 2005.

Financial and Operational Review
--------------------------------------------------------------------------------

The following discussion focuses principally on the developments and trends in Turkcell's business in the first quarter of 2005 compared to the fourth quarter of 2004. For your information, selected financial information for the first quarter of 2004 is included at the end of this press release.

Subscribers

We added approximately 0.9 million (1.1 million) net new subscribers in the first quarter of 2005, raising our total number of subscribers to 24.3 million as of March 31, 2005, up from 23.4 million subscribers as at December 31, 2004. Accordingly, the quarterly growth in our subscriber base was 3.8%. The overall subscriber base consisted of 5.2 million postpaid and 19.1 million prepaid subscribers as of March 31, 2005. New gross subscribers acquired in first quarter of 2005 consisted of 90% prepaid and 10% postpaid subscribers.

Revenues

We recorded US$898.0 million (US$879.5 million) in revenues in the first quarter of 2005, which implies a 2% increase compared to the fourth quarter of 2004 mainly due to the increase in our subscriber base and the appreciation of TRY against US$. These two factors offset the negative impact of seasonally lower MoU during the first quarter of 2005.

MoU

Usage in the first quarter has historically been lower than in the fourth quarter as people become less mobile during winter and the fewer number of days in the first quarter. On the back of this trend, our blended MoU decreased by 7% to 59.6 minutes (63.8 minutes) in the first quarter of 2005.

ARPU

In the first quarter of 2005, our blended average revenue per user ("ARPU") decreased to US$12.0 (US$12.4) as a consequence of seasonally lower usage. ARPU for prepaid and postpaid subscribers was US$7.4 (US$7.6) and US$28.5 (US$29.0) respectively during the same quarter.

EBITDA

EBITDA in the first quarter of 2005 remained relatively flat at US$394.0 million (US$384.1 million). EBITDA margin also remained stable at 44% (44%).

Translation loss

The depreciation of TRY by 2% in the first quarter of 2005 led to a relatively low translation loss of US$4.1 million (US$32.7 million loss).

Churn rate

Churn refers to disconnected subscribers, whether disconnected voluntarily or involuntarily. Our churn rate increased to 2.5% (2%) in the first quarter of 2005 mainly due to seasonally high subscriber acquisitions in summer season of 2004.

Profit & Loss and Balance Sheet Statements
--------------------------------------------------------------------------------

Net income

Our net income decreased slightly to US$128.4 million (US$138.6 million) in the first quarter of 2005, mainly due to taxation expense including the impact of legal payments in 2005.

Direct cost of revenues

The direct cost of revenues, including depreciation and amortization was US$523.5 million (US$477.7 million), which represents an 10% quarter on quarter increase in nominal terms. The proportion of the direct cost of revenues in total revenues increased to 58% (54%).

The reason for the change was the one time positive impact of provisions reversed related to various dispute items in the fourth quarter of 2004 which were not included in the first quarter 2005 figures.

Depreciation and amortization

Depreciation and amortization remained broadly stable at US$109.1 million (US$107.2 million) in the first quarter of 2005.

Selling and marketing expenses

Our selling and marketing expenses decreased slightly to US$103.6 million (US$107.2 million) in the first quarter of 2005 in nominal terms mainly due to the absence of expenses for New Year and roaming related advertisements made during the fourth quarter of 2004. However, the proportion of selling and marketing expenses in revenues remained stable at 12% (12%).

General and administrative expenses

We recorded US$35.1 million (US$43.3 million) in general and administrative expenses in the first quarter of 2005 mainly due to one time costs incurred in the fourth quarter of 2004. Accordingly, the proportion of general and administrative expenses in revenues decreased to 4% (5%).

Equity in net income of unconsolidated investees

Fintur continued its strong performance throughout the first quarter of 2005, and we recorded US$13.1 million (US$11.8 million) equity in net income of unconsolidated investees.

Net interest income/(expense)

Net interest expense decreased in the first quarter of 2005 to US$23.2 million (expense of US$45.3 million) mainly due to interest expenses related to settlement agreements in fourth quarter of 2004.

Income tax benefit (expense)

Turkcell recorded US$97.0 million of income tax expense (of which US$28.1 million and US$68.9 million were related to current tax charges and deferred tax charges, respectively) in the first quarter of 2005 compared to US$54.8 million income tax expense in the previous quarter.

The tax expenses that were recorded during the quarter was mainly due to the decrease in deferred tax assets as a result of the reversal of certain amount of deferred tax asset related to the settlement agreements, which are to be tax deductible for the corporate tax purposes as of the 2005 year end, and provision for withholding tax to be paid on taxable income of 2005.

Total assets

In the first quarter of 2005, our total assets decreased slightly to US$4,220.6 million (US$4,361.5 million).

Capital Expenditures

In the first quarter of 2005, we recorded US$217.2 million (US$134.6 million) in capital expenditures, US$55 million (US$47 million) of which was related to the Ukrainian operations.

Debt

Turkcell's consolidated indebtedness including indebtedness from the Ukraine operation amounted to US$866.7 million (US$832.6 million) in the first quarter of 2005. Of the total amount, US$147.7 million (US$67 million) was related to the Ukrainian operations.

Repayment Schedule for Major Debt and Liabilities

Bank Debt and Settlement Repayment Schedule
-------------------------------------------

US$ million                  Q1       Q2     Q3      Q4      FY      FY      FY
                            2005     2005   2005    2005    2005    2006    2007

Debt Repayment-Principal     46      111     385     75      617     230     58

Turkcell                     46       85     380     20      531     168     58

Ukraine                       -       26       5     55       86      62      -

Settlement Repayment * -
  Principal                 307      112     102     99      620     164      -

Treasury                    195        -       -      -      195       -      -

Interconnection              99       99      99     99      396     164      -

Infrastructure**             13       13       3      -       29       -      -

TOTAL                       353      223     487    174    1,237     394     58

* The repayment schedule is for the remaining principal balances, excluding taxes, as of January 1, 2005.
** On October 14, 2004, we announced that we settled our Infrastructure Usage and Fund Share dispute with Turk Telekom by an amicable agreement.


Reconciliation of Non-GAAP Financial Measures

Turkcell complies with the SEC's guidance regarding the use of non-GAAP financial measures. We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry that enhances the understanding of our operating results and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors. We are continuing to monitor developments in the interpretation of these new rules and will make adjustments to the use of non-GAAP measures as may be required.

EBITDA equals net income (loss) before depreciation and amortization, interest expense and income tax benefit (expense). EBITDA is not a measurement of financial performance under US GAAP and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.

US$ million                             Q1 2004         Q4 2004         Q1 2005

EBITDA                                   337.2           384.1           394.0

Minority interest                          1.0             3.0             1.9

Equity in net income of
unconsolidated investees                   7.9            11.8            13.1

Interest expense                         (77.4)          (83.5)          (59.4)

Net increase (decrease) in assets
and liabilities                          (49.8)         (319.8)          (24.3)

Net cash provided by operating
activities                               201.1           (34.0)          295.3

Forward Looking Statements

This release may include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plan," "estimate," "anticipate," "believe" or "continue."

Any forward-looking statements in this release are not historical facts but, rather, represent Turkcell's future expectations. Turkcell believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties, and there can be no assurance that Turkcell's actual results will not differ materially from those expressed or implied by any forward-looking statements in this release. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement in this release, including Turkcell's market position, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of Turkcell and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, Turkcell undertakes no obligation to update any of them in light of new information or future events.

                              www.turkcell.com.tr
                              -------------------

About Turkcell

Turkcell is the leading GSM operator in Turkey with 24.3 million postpaid and prepaid customers as of March 31, 2005. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 454 operators in 178 countries as of May 25, 2005. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine.

For further information please contact:

Contact:

Turkcell:                                 Citigate Dewe Rogerson:
---------                                 -----------------------
Investors:                                Europe:
----------                                Kate Delahunty
Koray Ozturkler, Investor Relations       Tel: +44-207-282-2934
Tel: +90-212-313-1500                     Email: kate.delahunty@citigatedr.co.uk
Email: koray.ozturkler@turkcell.com.tr    or
                                          United States:
Ferda Atabek, Investor Relations          Victoria Hofstad
Tel: + 90-212-313-1275                    Tel: +1-212-687-8080
Email: ferda.atabek@turkcell.com.tr       Email: vhofstad@sardverb.com

investor.relations@turkcell.com.tr

Media:
------
Ilke Homris, Corporate Communications
Tel: + 90-212-313-2320
Email: ilke.homris@turkcell.com.tr

Bahar Erbengi, Corporate Communications
Tel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr

TURKCELL ILETISIM HIZMETLERI A.S.
SELECTED FINANCIALS


                                                   Quarter Ended   Quarter Ended   Quarter Ended
                                                     March 31,       March 31,       March 31,
                                                   -------------   -------------   -------------
                                                       2004            2004            2005
                                                       ----            ----            ----
Consolidated Statement of Operations Data

Revenues
  Communication fees                                    721,8            841,3           850,2
  Monthly fixed fees                                     11,9             13,5            13,5
  SIM card sales                                          8,3              6,8             8,7
  Call center revenues                                    2,2              2,4             2,0
  Other                                                   1,3             15,5            23,6
Total revenues                                          745,5            879,5           898,0
Direct cost of revenues                                (433,0)          (477,6)         (523,5)
                                                     --------         --------        --------
Gross profit                                            312,5            401,9           374,5
  General & administrative expenses                     (29,3)           (43,3)          (35,1)
  Selling & marketing expenses                          (76,0)          (107,2)         (103,6)
                                                     --------         --------        --------

Income from operations                                  207,2            251,4           235,8
Income / (loss) from related parties , net                0,5              0,5             0,3
Interest expense                                        (77,4)           (83,5)          (59,4)
Interest income                                          36,9             38,3            36,2
Other income / (expense ) , net                          (0,5)             4,6             1,6
Equity in net income of unconsolidated investees          7,9             11,8            13,1
Minority interest                                         1,0              3,0             1,9
Translation loss                                        (20,2)           (32,7)           (4,1)
                                                     --------         --------        --------
Income before taxes                                     155,4            193,4           225,4
Income tax expense                                      (29,2)           (54,8)          (97,0)
                                                     --------         --------        --------
Net income                                              126,2            138,6           128,4
                                                     ========         ========        ========

Net income per share                                 0,000086         0,000094        0,000087

Other Financial Data

Gross margin                                            41,9%            45,7%           41,7%
EBITDA(*)                                               337,2            384,1           394,0
Capital expenditures                                     53,2            134,6           217,2

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents                               939,3            763,8           872,0
Total assets                                          4.364,3          4.361,5         4.220,6
Long term debt                                          707,6            270,3           155,1
Total debt                                              852,6            832,6           866,7
Total liabilities                                     2.689,7          2.376,0         2.101,6
Total shareholders' equity / Net Assets               1.674,6          1.985,5         2.119,0

Consolidated Cash Flow Information
Net cash provided by / (used in) operating activities   201,1            (34,0)          295,3
Net cash used in investing activities                   (66,5)          (190,1)         (221,4)
Net cash provided by financing activities               222,0             33,8            34,3


* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 11

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TURKCELL ILETISIM HIZMETLERI A.S.


Date:  June 16, 2005                          By:  /s/ MUZAFFER AKPINAR
                                                  ------------------------

                                              Name:    Muzaffer Akpinar
                                              Title:   Chief Executive Officer